Exhibit 11(b)

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 2, 2005

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019-6099

Re:	Greenwich Street Series Fund
Salomon Brothers Variable All Cap Value Fund

Ladies and Gentlemen:

You have requested our opinion as special Massachusetts counsel to Greenwich Street Series Fund, a Massachusetts business trust (the “Trust”), in connection with the proposed acquisition by the Fundamental Value Portfolio (the “Acquiring Fund”), a series of the Trust, of all of the assets of and the assumption of all liabilities of the Salomon Brothers Variable All Cap Value Fund (the “Acquired Fund”), a series of the Trust, in exchange for shares of beneficial interest of the Acquiring Fund (the “Shares”), pursuant to a Plan of Reorganization (the “Plan”) adopted by the Trust on behalf of the Acquiring Fund and the Acquired Fund.

In connection with this opinion, we have examined (i) a copy of the First Amended and Restated Master Trust Agreement dated as of October 14, 1998, as amended (“Declaration of Trust”), certified by the Assistant Secretary of the Trust; (ii) a copy of the Trust’s By-laws (“By-Laws”), certified by the Assistant Secretary of the Trust; (iii) a copy of certain resolutions adopted by the Board of Trustees of the Trust at a meeting held on April 15, 2005, certified by the Assistant Secretary of the Trust; (iv) a Certificate dated April 27, 2005, of the Secretary of The Commonwealth of Massachusetts as to the authorization of the Trust to exercise powers and transact business in The Commonwealth of Massachusetts (the “Certificate”); (v) a copy of the Plan, certified by the Assistant Secretary of the Trust; and (vi) other such documents, records and certificates as we have deemed necessary for the purposes of this opinion.

The opinions expressed herein are limited solely to the laws of The Commonwealth of Massachusetts and we have made such examination of Massachusetts law as in our judgment is necessary and appropriate for the purposes of this opinion. Notwithstanding anything to the contrary expressed herein, we express or imply no opinion with respect to compliance with any applicable federal or state (including Massachusetts) securities or anti-fraud statutes, rules, regulations or laws.

Willkie Farr & Gallagher

May 2, 2005

As indicated below, the Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders of a business trust may, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust provides, however, that if a shareholder, as such, of the Trust is made a party to any suit or proceeding to enforce any personal liability, the Trust shall indemnify and hold each such shareholder harmless from and against all loss and expense to which such shareholder may become subject by reason of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder’s liability is limited to circumstances in which the Trust itself would be unable to meet its obligations.

The opinions set forth in this letter are based upon currently existing provisions of Massachusetts law, rules and regulations and judicial and administrative decisions with respect thereto and are rendered as of the date hereof. We disclaim any obligation to advise you of any change in any of the foregoing sources of law or subsequent developments in law or changes in facts or circumstances which might affect any matters or opinions set forth herein.

Based upon and subject to the foregoing, we are of the opinion that the Shares, when issued in accordance with the terms of the Plan, will be legally issued, fully paid and non-assessable by the Trust.

This opinion is issued to, and may be relied upon only by, Willkie Farr & Gallagher LLP in rendering the opinion contemplated by Section D.2(a) of the Plan.

Sincerely,

/s/ Goodwin Procter LLP

GOODWIN PROCTER LLP